SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-10769

NATIONAL BANCORP OF ALASKA, INC.
(Exact name of registrant as specified in its charter)

Northern Lights & C Street
Anchorage, Alaska 99503
(907) 522-8888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $2.50 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(I)    [X]           Rule 12h-3(b)(1)(i)    [X]
       Rule 12g-4(a)(1)(ii)   [ ]           Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(I)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
                                            Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, National Bancorp of Alaska, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 17, 2000              By:  NATIONAL BANCORP OF ALASKA, INC.



                                       By:  /s/ Laurel A. Holschuh
                                                Laurel A. Holschuh
                                                Executive Vice President